

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2019

Allen J. Mistysyn
Senior Vice President - Finance and Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, OH 44115-1075

> **Re: The Sherwin-Williams Company**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed February 22, 2019**
> **File No. 001-04851**

Dear Mr. Mistysyn:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services